EXHIBIT 11

NORTH PITTSBURGH SYSTEMS, INC. AND SUBSIDIARIES

Statement of Computation of Earnings per Share

(Amounts in Thousands – Except Per Share Data)

	For the Three Months Ended March 31
	2007	2006
Net income	$850	$5,586

Weighted average common shares outstanding	$15,005	15,005

Basic and diluted earnings per share	$.06	$.37